UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 11, 2006

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
May 11, 2006

Item 8.01 Other Events

On May 11, 2006, First Midwest Bancorp, Inc. announced that its President and Chief Executive Officer underwent a successful surgical procedure on May 9, 2006. This press release, dated May 11, 2006, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

    (a) and (b) not applicable

    (c) Exhibit Index:

    99   Press Release issued by the Company dated May 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              First Midwest Bancorp, Inc.
                                              (Registrant)

Date: May 11, 2006   /s/ MICHAEL L. SCUDDER
                                              Michael L. Scudder
                                              Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp, Inc.

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE	**CONTACT:** **Michael L. Scudder**
	EVP, Chief Financial Officer
TRADED: **Nasdaq**	**(630) 875-7283**
SYMBOL: **FMBI**	**www.firstmidwest.com**

FIRST MIDWEST CEO UNDERGOES
SUCCESSFUL SURGICAL PROCEDURE

ITASCA, IL., MAY 11, 2006 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** announced today that John M. O'Meara, its President and Chief Executive Officer, underwent a successful gastrointestinal surgical procedure on Tuesday, May 9. Following a brief hospitalization, Mr. O'Meara is planning a period of recuperation at home to rebuild his strength and stamina. Mr. O'Meara's prognosis is believed to be excellent and he is expected to return to the office upon completion of his recuperation in mid-summer.

During his recuperation, Mr. O'Meara will remain Chief Executive Officer of both First Midwest Bancorp and First Midwest Bank, and will continue to provide oversight and direction to the senior management team.

"I feel very comfortable with our high caliber management team" commented CEO O'Meara. "Our senior management team has an average tenure of over 25 years and I am confident that they will keep us on track to fully execute our 2006 Plan."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 101 offices located in 61 communities, primarily in metropolitan Chicago. First Midwest was the only bank named by *Chicago* magazine as one of the 25 best places to work in Chicago.

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